SUB-ITEM 77D(a)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                AIM FUNDS GROUP


On August 4, 2005, the Board of Trustees (the "Board") of AIM Funds Group on behalf of AIM Global Value Fund (the "Fund") adopted resolutions approving a revision to the Fund's investment strategy to permit the portfolio managers to engage in short sales and invest up to 5% of Global Value's total assets in high yield debt securities. The second sentence of the fourth paragraph to the section entitled "INVESTMENT OBJECTIVE AND STRATEGIES" on page 1 of the prospectus shall be deleted in its entirety and replaced with the following:
"The fund may invest up to 30% of its total assets in debt securities, of which up to 5% may be lower quality debt securities, i.e., "junk bonds," and the remainder of which must be investment grade securities, including but not limited to, U.S. Government obligations, investment grade corporate bonds and taxable municipal securities." The following shall be added as the new fifth and sixth paragraphs to the section entitled "INVESTMENT OBJECTIVE AND STRATEGIES" on page 1 of the prospectus: "The fund may sell securities short, which means selling a security it does not yet own in anticipation of purchasing the same security at a later date at a lower price. The fund will not sell a security short, if as a result of such short sale, the aggregate market value of all securities sold short exceeds 10% of the fund's net assets. Any percentage limitations with respect to assets of the fund are applied at the time of purchase or, in the case of short sales, at the time the security is sold short."